UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 000-29884

BVR SYSTEMS (1998) LTD.
(Translation of registrant’s name into English)

16 Hamelacha Street, Rosh Ha’ayin, Israel 48091
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BVR Systems (1998) Ltd.

This report on Form 6-K consists of the notice and proxy statement of BVR Systems (1998) Ltd. (the “Registrant”) regarding its annual general meeting of shareholders to be held on July 21, 2009. A copy of this notice and proxy statement is annexed hereto as Exhibit 1 and is incorporated herein by reference.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibits

Exhibit 1	Notice and Proxy Statement dated June 12, 2009, relating to the annual general meeting of the Registrant’s shareholders to be held on July 21, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2009	BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors